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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of: December 2002
                         Commission File Number: 0-29508


                        INTERNATIONAL BRIQUETTES HOLDING
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                 (Translation of registrant's name into English)


                                Caledonian House
                                   Mary Street
                                  P.O. Box 1043
                            George Town, Grand Cayman
                                 Cayman Islands
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


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                                    EXHIBITS

Item

1.       Press Release dated December 20, 2002
2.       Announcement published in Venezuela on December 20, 2002
3. Report of Independent Accountants and Consolidated Financial Statements in US Dollars
4. Report of Independent Accountants and Consolidated Financial Statements in Constant Bolivars
5.       Internal Comptrollers' Report
6.       Board of Directors Report
7.       List of the Candidates Proposed for the Election of the Internal
         Comptrollers


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


International Briquettes Holding

(Registrant)

By:    /s/ Neil Malloy
Name:  Neil Malloy
Title: Executive President



Date:  December 20, 2002